December 3, 2014	direct dial 202 508 5832 direct fax 202 204 5621 jbradley@kilpatricktownsend.com

VIA EDGAR

Mr. Amit Pande

Accounting Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Polonia Bancorp, Inc.

Item 4.02 Form 8-K

Filed November 12, 2014

File No. 001-35739

Dear Mr. Pande:

On behalf of Polonia Bancorp, Inc. (the “Company”), below please find the Company’s response to the comment received by letter dated November 17, 2014. To aid in your review, we have repeated the comment followed by the Company’s response.

Form 8-K filed November 12, 2014

Item 4.02. Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

Comment No. 1:

Please tell us the effect of the restatement on the officers’ conclusions regarding the effectiveness of the company’s disclosure controls and procedures. See Item 307 Regulation S-K. If the officers’ conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers’ conclusions.

Response to Comment No. 1:

The Company has identified a control deficiency as it relates to information and communication. The Company failed to correctly identify the financial obligation of the Company under the terms of an addendum to a correspondent agreement and communicate those terms to the person responsible for preparing the financial statements. The Company has determined that the identified deficiency is of an operational nature rather than of design. The Company has evaluated the severity of the deficiency by considering whether there is a reasonable possibility that the Company’s controls will fail to prevent or detect a misstatement of an account balance or disclosure and the magnitude of the deficiency of the potential misstatement resulting from the deficiency. The Company has considered the fact that the Company has no other comparable contractual arrangements and has no plans to enter into any such arrangements and accordingly, the Company concluded that this was a unique circumstance and that there is not a reasonable possibility that the Company’s controls will fail to prevent or detect a similar misstatement. The Company has considered the magnitude of the misstatement and found that only a single transaction was exposed to the deficiency and that the dollar amount involved was not material to the Company’s balance sheet and was considered material to the Company’s income statement only because the error impacted the trend in earnings and by changing the results for the period from positive net income to a net loss. The Company has considered whether there was fraud on the part of senior management and concluded there was none. The Company also considered the extent of judgment required to determine the amount involved. Based on these considerations, the Company concluded that the control deficiency was not such that there was a reasonable possibility that a material misstatement of the Company’s financial statements would not be prevented or detected on a timely basis. Instead, the Company concluded that the control deficiency was a significant deficiency that merited attention by those responsible for the Company’s financial reporting.

* * * * *

Mr. Amit Pande

December 3, 2014

In connection with the above response, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about our responses or require any additional information, please do not hesitate to call me at (202) 508-5832.

Very truly yours,

/s/ Joseph J. Bradley

Joseph J. Bradley

cc:	William Schroeder, Securities and Exchange Commission

Paul D. Rutkowski, Polonia Bancorp, Inc.

Aaron M. Kaslow, Kilpatrick Townsend & Stockton LLP